Filed Pursuant to Rule 433
Registration Statement No. 333-177923

Supplemental Terms to the Prospectus dated November 14, 2011, the Prospectus Supplement dated November 14, 2011, the Product Supplement No. 3-I dated November 14, 2011 and Preliminary Pricing Supplement dated June 23, 2014
Medium-Term Notes, Series E
$
Capped Currency-Linked Notes due 2015

These supplemental terms amend and supersede the preliminary pricing supplement related hereto dated June 23, 2014 with respect to the amended information specified below.  In addition, all references in the preliminary pricing supplement related hereto dated June 23, 2014 to “Capped Currency-Linked Notes due 2014” shall be deemed to refer to “Capped Currency-Linked Notes due 2015.”  You should not rely on the superseded information set forth in the preliminary pricing supplement related hereto dated June 23, 2014 in making your decision to invest in the notes.

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Amended Information:

Trade date: on or about June 30, 2014

Original issue date (settlement date): on or about July 8, 2014

Determination date: December 30, 2014, subject to postponement in the event of a market disruption event and as described under “Description of Notes — Postponement of a Determination Date — Single Component Notes” on page PS-8 of the accompanying product supplement

Stated maturity date: January 5, 2015, subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity — Other Terms” on page PS-6 of the accompanying product supplement.  The accompanying product supplement refers to the stated maturity date as the “maturity date.”

Taxed as short-term debt instruments: You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” and in particular the subsection thereof entitled “—Notes Treated as Debt Instruments That Have a Term of Not More than One Year” in the accompanying product supplement no. 3-I.  Notwithstanding that the notes do not guarantee the full repayment of their original issue price at or prior to maturity, in the opinion of our special tax counsel, Davis Polk & Wardwell LLP, although not entirely free from doubt, the notes will be treated as “short-term obligations” for U.S. federal income tax purposes, as described in the section entitled “Material U.S. Federal Income Tax Consequences—Notes Treated as Debt Instruments That Have a Term of Not More than One Year” in the accompanying product supplement no. 3-I.  No statutory, judicial or administrative authority directly addresses the characterization of the notes (or similar instruments) for U.S. federal income tax purposes, and no ruling is being requested from the Internal Revenue Service with respect to the notes.  As a result, certain aspects of the tax treatment of an investment in the notes are uncertain.  If you hold your notes to maturity, any gain you realize should be treated as ordinary income.  It is possible that any loss you realize at maturity would be treated as capital loss.  Alternatively, it is possible that some or all of any such loss could be treated as ordinary foreign currency loss under Section 988 of the Internal Revenue Code of 1986, as amended, which could be subject to special reporting rules.  Purchasers who are not initial purchasers of the notes at the issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes.

Notwithstanding the discussion under “Material U.S. Federal Income Tax Consequences—Tax Consequences to Non-U.S. Holders—Recent Legislation” in the accompanying product supplement, withholding under legislation commonly referred to as “FATCA” may apply to amounts treated as interest for U.S. federal income tax purposes paid with respect to the notes.  You should consult your tax adviser regarding the potential application of FATCA to the notes.

The discussion in the preceding paragraphs, when read in combination with the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Supplemental plan of distribution: as described under “Plan of Distribution (Conflicts of Interest)” on page PS-43 of the accompanying product supplement no. 3-I; we estimate that our share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately
$            .

We expect to deliver the notes against payment therefor in New York, New York on or about July 8, 2014, which is the fifth scheduled business day following the date of this pricing supplement and of the pricing of the notes.  Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade notes on any date prior to three business days before delivery will be required, by virtue of the fact that the notes are initially expected to settle in five business days (T + 5), to specify alternative settlement arrangements to prevent a failed settlement.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Selected Risk Factors — Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors” on page PS-13 of this pricing supplement.  In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over the period from the date of this pricing supplement through September 30, 2014. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by JPMS.  See “Selected Risk Factors — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than JPMS’s Then-Current Estimated Value of the Notes for a Limited Time Period” on page PS-13 of this pricing supplement.

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CUSIP no.: 48126N6Z5

ISIN no.: US48126N6Z53

You should read these supplemental terms together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 3-I dated November 14, 2011 and the preliminary pricing supplement dated June 23, 2014.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Preliminary pricing supplement dated June 23, 2014:
http://www.sec.gov/Archives/edgar/data/19617/000095010314004327/dp47280_424b2-3p401.htm

•	Product supplement no. 3-I dated November 14, 2011:
http://www.sec.gov/Archives/edgar/data/19617/000089109211007592/e46167_424b2.pdf

•	Prospectus supplement dated November 14, 2011:
http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf

•	Prospectus dated November 14, 2011:
http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617.  As used in these supplemental terms, the “Company,” “we,” “us” and “our” refer to JPMorgan Chase & Co.

SEC Legend: JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for any offerings to which these materials relate.  Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus and the prospectus supplement, as well as any product supplement, underlying supplement and pricing supplement if you so request by calling toll-free 800-576-3529.

Supplemental Terms dated June 27, 2014